UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 04, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" or "the Group")

Sibanye successfully concludes the acquisition of Stillwater

Westonaria, 4 May 2017: Shareholders are referred to the announcements released on the stock exchange news service on 25 April 2017 and 26 April 2017, confirming the approval of the proposed acquisition by Sibanye of the entire issued share capital of Stillwater Mining Company ("Stillwater") (the "Transaction") by the shareholders of both Sibanye and Stillwater and that the Transaction, at the time of those announcements, was still subject to certain customary closing conditions set forth in the Merger Agreement ("Closing Conditions").

Sibanye is pleased to announce that all the Closing Conditions to the Transaction have been satisfied or waived, and that Sibanye has successfully concluded the acquisition of Stillwater.

For more information on the Transaction, please refer to the Sibanye website at https://www.sibanyegold.co.za/investors/transactions/stillwater-acquisition/overview.

Sibanye Investor Relations Contact:

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 (0) 83 453 4014

james.wellsted@sibanyegold.co.za

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

Forward-looking Statements

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements, wherever they may occur in this announcement, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and

uncertainties that could cause actual results, performance or achievements of the Sibanye Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements. Further details of potential risks and uncertainties affecting Sibanye are described in Sibanye's filings with the JSE and the SEC, including in Sibanye's Annual Report on Form 20-F, for the fiscal year ended 31 December 2016 and the Integrated Annual Report 2016. These forward-looking statements speak only as of the date of this announcement. Neither Sibanye nor Stillwater undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, except as required by law.

About Sibanye Gold Limited

Sibanye is an independent mining group domiciled in South Africa. It currently owns and operates gold, uranium and platinum group metals ("PGMs") operations and projects throughout the Witwatersrand Basin and the western limb of the Bushveld Complex in South Africa.   In addition, Sibanye is a 50 percent joint venture partner in Mimosa, a PGM operation in Zimbabwe. Sibanye is the largest individual South African producer of gold, one of the ten largest gold producers globally and the world's fifth largest producer of PGMs. Sibanye's corporate office is located close to Westonaria, in the province of Gauteng, near its West Wits operations. Sibanye's shares are traded on the JSE under the symbol "SGL" and its American Depositary Receipts are traded on the NYSE under the symbol "SBGL".

About Stillwater Mining Company

Stillwater Mining Company is the only U.S. miner of PGMs and the largest primary producer of PGMs outside of South Africa and the Russian Federation. PGMs are rare precious metals used in a wide variety of applications, including automobile catalysts, fuel cells, hydrogen purification, electronics, jewelry, dentistry, medicine and coinage. Stillwater is engaged in the development, extraction and processing of PGMs from a geological formation in south-central Montana recognized as the J-M Reef. The J-M Reef is the only known significant source of PGMs in the U.S. and the highest-grade PGM resource known in the world. Stillwater also recycles PGMs from spent catalytic converters and other industrial sources. Stillwater owns the Marathon PGM-copper deposit in Ontario, Canada, and the Altar porphyry copper-gold deposit located in the San Juan province of Argentina.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 04, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer